

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2021

Andrew McDonald
Chief Executive Officer
Lifesci Acquisition II Corp.
250 W 55th St #3401
New York, NY 10019

> **Re: Lifesci Acquisition II Corp.**
> **Registration Statement on Form S-4**
> **Filed July 28, 2021**
> **File No. 333-258205**

Dear Mr. McDonald:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Form S-4 filed July 28, 2021

Science 37 Projected Sales ($M), page 91

1. We note your reference to revised disclosure on page 91 in response to comment 11. The disclosure here appears to provide a basis for how LSAQ determined the valuation for Science 37. However, the disclosure does not appear to speak to the underlying assumptions of Science 37's sales projections so stockholders can evaluate the projections and their reasonableness when making their investment decision. For example, please tell us the nature of the figures excluded from your valuation. In this regard, we note your disclosure that "[t]he board further noted that Science 37's projected 2021E – 2023E sales CAGR of 87.1% was the highest among its peer group (excluding figures deemed by LSAQ management to be not meaningful)."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg at 202-551-3342 or Jennifer López at 202-551-3792 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services